

Mail Stop 3561

May 3, 2010

Shane Whittle
President, Treasurer, Secretary and Director
Marley Coffee Inc.
357 South Fairfax Avenue, Suite 321
Los Angeles, CA 90036

> **Re: Marley Coffee Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-52161**

Dear Mr. Whittle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services